LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

RECEIVED
2006 DEC 14 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06019234

SUPPL

BY MAIL

December 7, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of November 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

for
Susy H. Horna
Corporate Secretary

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

12/15

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD THIRD QUARTER PROJECT UPDATE

November 9, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("the Company") is pleased to provide a quarterly update on its exploration projects in Ontario and Québec as of the end of September 2006.

Timmins West Gold Property, Ontario

During the quarter, activities on Lake Shore's Timmins West Gold Property included the following:

- Lake Shore's resource expansion drill program at Timmins West continued throughout the third quarter. By the end of the period, the Company had completed 8,234 metres of sectional drilling and Property wide exploration drilling, for a total of 26,610 metres for the year to date. For further details on the Company's drilling activities at Timmins West during the third quarter please refer to the Company's press releases dated August 16, 2006 and October 31, 2006.
- The drill results reported in these press releases confirm that the mineralization and the mineralized zones maintain their distinctive characteristics and predictability between sections. The Footwall and Ultramafic zones remain open at depth and the Hanging Wall veins and Main Zones remain untested 600 metres and 400 metres below surface, respectively. The alteration veining and mineralization remain very wide and strong on the deepest section drilled, and newly recognized fold structures now offer additional potential at depth.
- An updated independent resource estimate is scheduled to be completed in the fourth quarter, and the pre-feasibility study continues to be advanced. The metallurgical study and tailings design have been completed, and work continues to update the deposit model as drilling advances. Environmental assessment studies and permitting are ongoing, and the mine plan is awaiting final input from the other studies and completion of the sectional drilling. The pre-feasibility study is expected to be completed in mid 2007.
- In June 2006, the Company initiated the process for an advanced exploration permit which will take approximately six to ten months to complete at an estimated cost of $250,000.The permit will make it possible to initiate underground development work in mid 2007.

Vogel and Schumacher Properties, Ontario

During the quarter, on the Vogel and Schumacher properties, Lake Shore drilled four holes to test for gold mineralization in horizontal and sub-horizontal veins, two deep exploratory stratigraphic holes and nine geotechnical holes. The geotechnical holes, totalling 924 metres, were drilled to test overburden thickness and general rock quality on the west side of the Schumacher Property. This location is a potential site for an underground portal entrance for an advanced exploration program. The overburden thickness ranged from 19.0 to 38.5 metres in depth. For details on third quarter drilling activities at Vogel and Schumacher please refer to the Company's press release dated October 31, 2006.

The shallow drill testing for horizontal gold bearing quartz veins centred on the Vogel and Schumacher boundary has been completed to a depth of 100 metres. Additional drilling is planned to further test for horizontal veins 400 metres to the east on the Vogel Property.

The deep stratigraphic holes provided geological data at depth that is being evaluated and will lead to further drilling in 2007.

In June 2006, the Company initiated the process for an advanced exploration permit, which will take approximately 10 to 12 months to complete. The permit will make it possible to initiate underground development work in late 2007.

OTHER PROPERTIES

Blakelock Property, Ontario
During the third quarter, a detailed 100-metre spaced airborne Magnetic and VLF-EM survey was completed over the entire Blakelock claim group. The final results of the survey have yet to be received but will be the basis for a new geophysical interpretation of the area. This survey along with a compilation of past work will help with the interpretation of the geologic setting of the area and the Porphyry Creek gold mineralization encountered over a 500-metre area in the most recent diamond drill program. A further drill program is planned to commence in the first quarter of 2007.

Thunder Creek Property, Ontario
A program of stripping/channel sampling and geological mapping was completed in the third quarter. A drill program is planned for the first quarter of 2007 to follow up on previous gold intersections and to further test the ultramafic-to-sediment contact zone.

DeSantis Property, Ontario
A new drill program with one drill was initiated at the end of the third quarter of 2006 to follow up on a new gold occurrence that returned 25.15 grams gold per tonne over 0.30 metres from a wide zone of stockwork quartz-tourmaline pyrite-arsenopyrite mineralization. This discovery of gold mineralization is associated with a strongly altered structural zone and opens up new potential for the DeSantis Property. The new occurrence is within an untested area open to the east and west and at depth.

Noranda North Property, Ontario
During the third quarter, a field exploration program consisting of prospecting, geologic mapping and lithogeochemical sampling was completed in an attempt to delineate alteration envelopes for volcanogenic massive sulphide targets. Results from the exploration program are being compiled in order to formulate a drill program in the early part of 2007.

Subsequent Event
Pursuant to an agreement dated February 14, 2003 (the "Abitibi Agreement") between Inco Limited ("Inco") and Aurora Platinum Corp., Inco acquired the right to a net smelter return royalty (the "Abitibi Royalty") in respect of certain properties acquired by Lake Shore (the "Abitibi Properties") utilizing Inco data. The Abitibi Properties include Timmins West, Thunder Creek, Blakelock, Bazooka, Noranda North, Drouet and Cameron East properties. On November 3, 2006, Lake Shore and Inco signed an agreement whereby Lake Shore will purchase the Abitibi Royalty by paying to Inco $1 million in cash and issuing 350,000 Lake Shore common shares within 10 days of approval of the transaction by the Toronto Stock Exchange. Upon payment by Lake Shore and issuance of shares, Lake Shore will have no further obligations to Inco regarding the Agreement.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Lake Shore's Qualified Persons ("QP") are Jacques Samson, P.Geo., for Timmins West and Thunder Creek; Richard Labine, P.Geo., for Vogel-Schumacher; and William Waychison, P.Geo, for DeSantis. Each QP has prepared or supervised the preparation of the scientific or technical information for the respective properties.

In conjunction with this quarterly project update, the Company is filing a quarterly Management's Discussion and Analysis and Financial Statements on the SEDAR website at www.sedar.com.

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005 and the Company's Annual Information Form and Information Circular, also at www.sedar.com.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD INCREASES THE INDICATED MINERAL RESOURCE TO 3.27 MILLION TONNES AT 12.29 GRAMS GOLD PER TONNE (UNCUT) AT TIMMINS WEST

November 20, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") reports a 78% increase in the indicated mineral resource estimate at its 100%-owned Timmins West Property to **1.29 million ounces gold** (uncut), and an increase in the inferred mineral resource to **207,000 ounces gold** (uncut), over the previous resource estimate in September 2004.

Lake Shore President and CEO Brian Booth said: "Timmins West continues to deliver consistent grades and continuity. These new ounces were added at a cost of just $12 per ounce, and the new indicated resource estimate averages 12.29 grams of gold per tonne. All of the zones remain open down plunge to the west. Our next step will be to complete the pre-feasibility study and obtain an advanced underground exploration permit in 2007. In the meantime we will continue to explore the Main Zone below the 650 metre level and the Vein Zones below the 400 metre level to further expand the resources."

The current resource estimate follows the completion of the Timmins West resource expansion drill program and used a 1.5 metre minimum core length, a 3.0 grams gold per tonne cut-off grade and a US$500 long-term gold price assumption. The mineral resource estimate was audited by Watts Griffis and McOuat Limited, an independent, Toronto-based international geological and mining consulting firm.

Indicated Mineral Resource

Zone	Tonnes	Gold (Cut Grade[1,2])		Gold (Uncut Grade[2])	
		Grams per tonne	Ounces	Grams per tonne	Ounces
Main / Vein Zones	346,000	9.92	110,500	17.60	196,000
Footwall Zones	1,185,000	7.27	277,000	7.57	288,000
Ultramafic Zones	1,737,000	9.27	517,500	14.46	807,000
Total All Zones	**3,268,000**	**8.62**	**905,000**	**12.29**	**1,291,000**

[1] Based on a 3.0 grams gold per tonne minimum cutoff and 50 grams gold per tonne cap for the Ultramafic and Vein Zones and a 30 grams gold per tonne cap for the Footwall Zone.
[2] The Company is presenting both uncut and cut figures as it is not possible at this stage to determine which figure is more representative of the mineralized zones on the Timmins West Property.

Inferred Mineral Resource

Zone	Tonnes	Gold (Cut Grade[1,2])		Gold (Uncut Grade[2])	
		Grams per tonne	Ounces	Grams per tonne	Ounces
Main / Vein Zones	543,000	5.68	99,100	7.27	127,000
Footwall Zones	340,000	5.95	65,000	6.27	69,000

Zone	Tonnes	Gold (Cut Grade[1,2])		Gold (Uncut Grade[2])	
		Grams per tonne	Ounces	Grams per tonne	Ounces
Ultramafic Zones	85,000	3.89	10,600	3.89	11,000
Total All Zones	**968,000**	**5.54**	**174,700**	**5.79**	**207,000**

[1] Based on a 3.0 grams gold per tonne minimum cutoff and 50 grams gold per tonne cap for the Ultramafic and Vein Zones and a 30 grams gold per tonne cap for the Footwall Zone.
[2] The Company is presenting both uncut and cut figures as it is not possible at this stage to determine which figure is more representative of the mineralized zones on the Timmins West Property.

A higher grade core, using a >6 gram gold per tonne cutoff grade, within the indicated resource is estimated to contain **1.16 million ounces gold** from 2.29 million tonnes at 15.76 grams gold per tonne (uncut) or **775,000 ounces gold** at 10.52 grams gold per tonne (cut).

The increase over the 2004 resource estimate is due largely to the continuity and consistency of grade of the Ultramafic and Footwall Zones between the 800 and 1,200 metre levels. The Vein Zones 1, 2 and 3 were not drilled during 2005-2006 and will be the focus of further resource expansion below the 400 metre level in 2007 along with continued drilling down plunge on the Main Zone.

Quality Control
Lake Shore Gold has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. Drill core is cut in half and sampled in standard intervals. All samples are transported in security-sealed bags and sent for analysis to ALS Chemex, which is an ISO9002-2000 BSI Registered laboratory. The other half of the core not submitted for assay remains stored in a secure location.

All samples from the most mineralized horizons are sampled in 0.5 metre intervals unless dictated by geological contacts. These samples are assayed using a pulp and metallics procedure. Pulp metallic assays are believed to be more representative of the true value of the mineralized interval, as the entire sample sent to the lab is processed in the assaying procedures. Drill core from zones of minor veining or mineralization are analyzed by 50-gram fire assay.

Standards and blanks were submitted every 25 samples and every 25th sample was re-analyzed by the lab. Approximately 5% of all samples were re-assayed by Accurassay in Thunder Bay, Ontario an ISO9002-2000 BSI Registered laboratory.

The resources disclosed in this news release have been estimated using definitions and guidelines that conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

The Company's Qualified Person ("QP") for Timmins West is Jacques Samson, P.Geo. As the QP he has prepared or supervised the preparation of the scientific or technical information for the property.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President and CEO
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE GOLD CORP.

2006 THIRD QUARTER REPORT

for the nine months ended September 30, 2006



LAKE SHORE GOLD CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2006 and 2005

GENERAL

The following management's discussion and analysis ("MD&A") of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at November 7, 2006, for the three and nine months ended September 30, 2006, should be read in conjunction with the interim and audited financial statements including the notes thereto for the period ended September 30, 2006 and year ended December 31, 2005, respectively. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company holds a large portfolio of properties with projects at every stage in the exploration cycle.

Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange (LSG-T).

OVERALL PERFORMANCE

In February 2006, the Company completed a bought deal financing and received gross proceeds of $20 million from the sale of 2 million flow through shares at $2.50 per share and 7,317,073 non-flow through common shares at $2.05 per share.

Approximately $2 million was spent on exploration during the third quarter of 2006, of which $1.4 million was spent on Timmins West on the resource expansion and exploration drilling programs. A total of $7.7 million has been spent this year to date as detailed in Note 2 of the financial statements.

Administrative expenses for the three and nine months ended September 30, 2006 increased by $59,093 and $613,662, respectively (excluding general exploration and property write offs) compared to the corresponding period in the prior year due to an increase in consulting fees, insurance costs, overall corporate activity and additional costs relating to the Toronto Stock Exchange listing.

THIRD QUARTER EXPLORATION UPDATE

Timmins West Gold Property
Ontario
During the quarter, activities on Lake Shore's Timmins West Gold Property included the following:

- Lake Shore's resource expansion drill program at Timmins West continued throughout the third quarter. By the end of the period, the Company had completed 8,234 metres of sectional drilling and Property wide exploration drilling, for a total of 26,610 metres for the year to date. For further details on the Company's drilling activities at Timmins West during the third quarter please refer to the Company's press releases dated August 16, 2006 and October 31, 2006. The drill results reported in these press releases confirm that the mineralization and the mineralized zones maintain their distinctive characteristics and predictability between sections. The Footwall and Ultramafic zones remain open at depth and the Hanging Wall veins and Main Zones remain untested 600 metres and 400 metres below surface, respectively. The alteration veining and mineralization remain very wide and strong on the deepest section drilled, and newly recognized fold structures now offer additional potential at depth.

- An updated independent resource estimate is scheduled to be completed in the fourth quarter.

- The pre-feasibility study continues to be advanced. The metallurgical study and tailings design have been completed, and work continues to update the deposit model as drilling advances. Environmental assessment studies and permitting are ongoing, and the mine plan is awaiting final input from the other studies and completion of the sectional drilling. The pre-feasibility study is expected to be completed in mid 2007.

- In June 2006, the Company initiated the process for an advanced exploration permit which will take approximately six to ten months to complete at an estimated cost of $250,000. The permit will make it possible to initiate underground development work in mid 2007.

Vogel and Schumacher Properties, Ontario
During the quarter, on the Vogel and Schumacher properties, Lake Shore drilled four holes to test for gold mineralization in horizontal and sub-horizontal veins, two deep exploratory stratigraphic holes and nine geotechnical holes. The geotechnical holes, totalling 924 metres, were drilled to test overburden thickness and general rock quality on the west side of the

Schumacher Property. This location is a potential site for an underground portal entrance for an advanced exploration program. The overburden thickness ranged from 19.0 to 38.5 metres in depth. For details on third quarter drilling activities at Vogel and Schumacher please refer to the Company's press release dated October 31, 2006.

The shallow drill testing for horizontal gold bearing quartz veins centred on the Vogel and Schumacher boundary has been completed to a depth of 100 metres. Additional drilling is planned to further test for horizontal veins 400 metres to the east on the Vogel Property.

The deep stratigraphic holes provided geological data at depth that is being evaluated and will lead to further drilling in 2007.

In June 2006, the Company initiated the process for an advanced exploration permit which will take approximately 10 to 12 months to complete. The permit will make it possible to initiate underground development work in late 2007.

OTHER PROPERTIES

Blakelock Property
Ontario
During the third quarter, a detailed 100 metre spaced airborne Magnetic and VLF-EM survey was completed over the entire Blakelock claim group. The final results of the survey have yet to be received but will be the basis for a new geophysical interpretation of the area. This survey along with a compilation of past work will help with the interpretation of the geologic setting of the area and the Phorphory Creek gold mineralization encountered over a 500 metre area in the most recent diamond drill program. A further drill program is planned to commence in the first quarter of 2007.

Thunder Creek Property
Ontario
A program of stripping/channel sampling and geological mapping was completed in the third quarter. A drill program is planned for the first quarter of 2007 to follow up on previous gold intersections and to further test the ultramafic-to-sediment contact zone.

DeSantis Property
Ontario
A new drill program with one drill was initiated at the end of the third quarter of 2006 to follow up on a new gold occurrence that returned 25.15 grams gold per tonne over 0.30 metres from a wide zone of stockwork quartz-tourmaline pyrite-arsenopyrite mineralization. This discovery of gold mineralization is associated with a strongly altered structural zone and opens up new potential for the DeSantis Property. The new occurrence is within an untested area open to the east and west and at depth.

Noranda North Property
Ontario
During the third quarter, a field exploration program consisting of prospecting, geologic mapping and lithogeochemical sampling was completed in an attempt to delineate alteration envelopes for volcanogenic massive sulphide targets. Results from the exploration program are being compiled in order to formulate a drill program in the early part of 2007.

Jacques Samson, P.Geo. is the Qualified Person (QP) for Timmins West and Thunder Creek properties, Richard Labine, P.Geo. is the QP for the Vogel and Schumacher properties and William Waychison, P.Geo. is the QP for the DeSantis Property. Each has prepared or supervised the preparation of the scientific or technical information about the Company's properties for which he is the QP.

RESULTS OF OPERATIONS

The net loss for the three and nine months ended September 30, 2006 was $144,188 (2005 – $301,686) or $0.00 (2005 – $0.00) per share and $1,005,692 (2005 – $1,742,273) or $0.01 (2005 – $0.02) per share, respectively. The decrease in both periods was the result of lower stock-based compensation expense and higher interest income and was partially offset by higher general and administrative costs.

General and administrative expenditures increased by $59,093 and $613,662 during the three and nine months ended September 30, 2006, respectively. The increase was mainly the result of higher consulting fees and office expenses due to performance bonuses granted to executives, consultants (included in consulting and management fees) and employees (included in office expense). There was also an increase in shareholder information costs related to the Toronto Stock Exchange listing and additional regulatory and filing fees.

The Company incurred $74,208 (2005 – $84,121) and $195,895 (2005 – $142,666) in general exploration costs during the three and nine months ended September 30, 2006, respectively. These costs related to general reconnaissance expenditures pertaining to the field offices and to the generation of new projects.

Interest income increased by $156,048 and $400,496 during the current three and nine month periods due to the significantly larger cash balance resulting from the financing completed in February 2006.

As a result of stock options vesting during the nine month period ended September 30, 2006, the Company recorded $380,207 (September 30, 2005 – $1,258,516) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $1.02 (September 30, 2005 – $0.40) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 66% (September 30, 2005 –

70%); risk free interest rate of 4.0% (September 30, 2005 – 3.5%); and expected life of 3.5 years (September 30, 2005 – 3.5 years).

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

As a result of the tax benefits of deductible expenses incurred during the nine months ended September 30, 2006, the Company recorded a recovery of future income tax of $337,000 (September 30, 2005 – $272,000).

SUMMARY OF QUARTERLY RESULTS

Fiscal Quarter ended	**3rd Quarter Sept 30 2006**	2nd Quarter June 30 2006	1st Quarter Mar 31 2006	4th Quarter Dec 31 2005
Interest and other income	**185,188**	199,700	102,279	22,452
Net loss	**(144,188)**	(329,830)	(531,674)	(2,394,734)
Loss per share*	**(0.00)**	(0.00)	(0.01)	(0.03)

Fiscal Quarter ended	3rd Quarter Sept 30 2005	2nd Quarter June 30 2005	1st Quarter Mar 31 2005	4th Quarter Dec 31 2004
Interest and other income	29,139	39,248	18,283	10,971
Net loss	(301,686)	(1,195,604)	(244,983)	(42,817)
Loss per share*	(0.00)	(0.02)	(0.00)	(0.00)

* Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the second quarters of 2006 and 2005, and fourth quarters of 2005 and 2004. The fourth quarter variance was the result of a mineral property write off in 2005 and the second quarter variance was the result of stock-based compensation expense recorded in 2005.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. There was a significant increase in the Company's cash and working capital position due to a $20 million financing completed in February 2006. As at September 30, 2006, the Company had a cash balance of $16.2 million (December 31, 2005 – $2.6 million) and working capital of $16.3 million (December 31, 2005 – $2.6 million).

Cash used in operating activities during the nine months ended September 30, 2006 was $1,105,289 (September 30, 2005 – $758,423). Recovery of income tax, stock-based compensation expense and changes in non-cash operating items make up the amounts that reconcile the statement of loss to the statement of cash flows from operating activities.

Cash used in investing activities totalled $7.6 million (September 30, 2005 – $7.2 million). The Company's principal investing activity is the acquisition and exploration of its resource properties. During the nine months ended September 30, 2006, the Company expended $4.6 million on exploration, including drilling and pre-feasibility costs, on the Timmins West Property, $0.7 million (excluding option payments) relating to the DeSantis Property, $0.8 million on the Blakelock Property, $1 million on the Vogel and Schumacher properties and $0.4 million on the Company's various non-core properties.

Net proceeds of approximately $22.3 million were received during the nine months ended September 30, 2006 from the issuance of common shares pursuant to a bought deal financing and exercise of warrants and stock options.

A bought deal financing was completed on February 13, 2006 pursuant to which the Company issued 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share for gross proceeds of $20 million. The underwriters received a cash commission equal to 6% of gross proceeds. The Company also received $2,493,611 from the exercise of 1,281,569 warrants at $1.75 and 314,301 broker warrants at $0.80, and a further $1,328,752 was received from the exercise of 2,228,167 stock options.

As a result of the flow through shares issued in February 2006, the Company had an obligation to expend $5 million on eligible Canadian Exploration Expenditures ("CEE") in accordance with flow through requirements. As at September 30, 2006, the Company had fulfilled its obligation.

At September 30, 2006, exploration advances and other receivables include $368,334 relating to Québec refundable tax and mining duties refunds and $349,354 in GST receivable. Accounts payable and accrued charges include $250,300 in trade payables (mainly relating to drilling invoices), a $78,677 exploration advance from Fieldex relating to the Noranda North Property, and $311,000 in other accrued liabilities.

In management's view, the Company currently has sufficient financial resources to fund planned exploration programs and ongoing operating expenditures. The Company will continue to be dependent on raising equity capital as required in the long term and believes that it will be successful in doing so.

OUTSTANDING SHARE CAPITAL

As at October 31, 2006, there were 95,280,713 common shares issued and outstanding

and the following options and warrants:

Options

	Number of options outstanding	Exercise price range
	4,116,333	$0.24-$0.90
	728,000	$1.05-$1.89
	660,000	$2.00-$2.28
Total	5,504,333	

Warrants

Date issued	Number of warrants	Exercise price	Expiry date
March 31, 2005	132,525	$0.80	March 31, 2007

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek, Price, Northeast Price, DeSantis and Schumacher properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2006	2007	2008	2009
Cash payments	**$ 112,718**	$ 540,727	$ 226,256	$ 136,806
Expenditures	**22,289**	2,428,730	650,000	200,000
	$ 135,007	$ 2,969,457	$ 876,256	$ 336,806

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2006, the Company paid a total of $120,375 and $371,700, respectively, on account of consulting and management services provided by directors and by a director who is also an officer, compared to $67,150 and $170,513 during the same periods in 2005. Included in the total paid in 2006 was $187,750 paid to a director who is an officer and $183,950 to independent directors. In addition, during the same three and nine month periods ended September 30, 2006 and 2005, there were fees of $9,000 and $27,000, respectively, paid to Southwestern Resources Corp. ("Southwestern"), a company which provides administrative services under the terms of an administrative services agreement. The basis for the various fees is either a monthly or per diem rate. As at September 30, 2006, there was $3,558 (December 31, 2005 – $2,835) owing to Southwestern.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. Based on the evaluation of effectiveness of the disclosure controls and procedures regarding the Company's unaudited interim financial statements for the nine months ended September 30, 2006 and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis particularly during the period in which these interim reports were being prepared.

SUBSEQUENT EVENT

Pursuant to an agreement dated February 14, 2003 (the "Abitibi Agreement") between Inco Limited ("Inco") and Aurora Platinum Corp., Inco acquired the right to a net smelter return royalty (the "Abitibi Royalty") in respect of certain properties acquired by Lake Shore (the "Abitibi Properties") utilizing Inco data. The Abitibi Properties include Timmins West, Thunder Creek, Blakelock, Bazooka, Noranda North, Drouet and Cameron East properties. On November 3, 2006, Lake Shore and Inco signed an agreement whereby Lake Shore will purchase the Abitibi Royalty by paying to Inco $1 million in cash and issuing 350,000 Lake Shore common shares within 10 days of approval of the transaction by the TSX Exchange. Upon payment by Lake Shore and issuance of shares, Lake Shore will have no further obligations to Inco regarding the Agreement.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute "forward-looking statements." Where Lake Shore expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Lake Shore does not assume the obligation to update any forward-looking statement.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005, the Annual Information Form and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

LAKE SHORE GOLD CORP.

CONSOLIDATED BALANCE SHEETS

Unaudited	**September 30 2006**	December 31 2005
ASSETS		
Current		
Cash and cash equivalents	**$ 16,171,397**	$ 2,592,588
Exploration advances and other receivables	**814,520**	671,992
	16,985,917	3,264,580
Resource properties *note 2*	**77,726,296**	70,045,459
Property, plant and equipment	**43,962**	14,179
	$ 94,756,175	$ 73,324,218
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 646,237**	$ 631,008
Due to affiliated company *note 4*	**3,558**	2,835
Long Term	**649,795**	633,843
Future income tax *note 5*	**18,632,000**	17,764,000
	19,281,795	18,397,843
SHAREHOLDERS' EQUITY		
Share capital *note 3*	**85,087,239**	61,214,693
Contributed surplus *note 3*	**3,492,773**	4,059,622
Deficit	**(13,105,632)**	(10,347,940)
	75,474,380	54,926,375
	$ 94,756,175	$ 73,324,218

See accompanying notes to consolidated financial statements

Approved by the Board

MURRAY A GORDON

ALAN C MOON

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited	**Three months ended September 30 2006**	Three months ended September 30 2005	**Nine months ended September 30 2006**	Nine months ended September 30 2005
EXPENSES				
Consulting and management fees	**$ 45,082**	$ 84,466	**$ 497,570**	$ 255,397
General exploration	**74,208**	84,121	**195,895**	142,666
Shareholder information	**42,158**	30,655	**204,076**	111,955
Legal and accounting	**21,964**	27,491	**79,592**	86,338
Office expense	**124,887**	49,819	**344,028**	100,746
Resource property costs written off	**–**	–	**–**	59,666
Travel	**48,540**	31,107	**128,491**	85,659
Loss before undernoted items	**(356,839)**	(307,659)	**(1,449,652)**	(842,427)
Interest income	**185,188**	29,139	**487,167**	86,670
Stock-based compensation *note 3d*	**(32,537)**	(124,166)	**(380,207)**	(1,258,516)
Loss before income taxes	**(204,188)**	(402,686)	**(1,342,692)**	(2,014,273)
Recovery of income tax *note 5*	**60,000**	101,000	**337,000**	272,000
Net loss for the period	**(144,188)**	(301,686)	**(1,005,692)**	(1,742,273)
Deficit at beginning of period	**(12,961,444)**	(6,776,520)	**(10,347,940)**	(5,298,433)
Renunciation of flow through shares *note 5*	**–**	–	**(1,752,000)**	–
Loss on cancelled shares *note 3*	**–**	–	**–**	(37,500)
Deficit at end of period	**$ (13,105,632)**	$ (7,078,206)	**$ (13,105,632)**	$ (7,078,206)
Loss per share – basic and diluted	**$ (0.00)**	$ (0.00)	**$ (0.01)**	$ (0.02)
Weighted-average number of shares outstanding	**95,171,039**	79,202,427	**92,504,889**	76,156,150

See accompanying notes to consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS

OF CASH FLOWS

Unaudited	**Three months ended September 30 2006**	Three months ended September 30 2005	**Nine months ended September 30 2006**	Nine months ended September 30 2005
OPERATING ACTIVITIES				
Net loss for the period	**$ (144,188)**	$ (301,686)	**$ (1,005,692)**	$ (1,742,273)
Recovery of income tax	**(60,000)**	(101,000)	**(337,000)**	(272,000)
Resource property costs written off	**-**	-	**-**	59,666
Stock-based compensation	**32,537**	124,166	**380,207**	1,258,516
	(171,651)	(278,520)	**(962,485)**	(696,091)
Change in non-cash operating working capital items:				
(Increase) decrease in exploration advances and other receivables	**(135,180)**	28,665	**(151,443)**	(1,407)
(Decrease) increase in accounts payable and accrued charges	**(1,352)**	108,260	**8,639**	(60,925)
Cash used in operating activities	**(308,183)**	(141,595)	**(1,105,289)**	(758,423)
INVESTING ACTIVITIES				
Resource property expenditures	**(2,219,886)**	(1,549,788)	**(7,538,524)**	(7,147,577)
Additions to property, plant and equipment	**(16,006)**	(10,272)	**(36,368)**	(10,272)
Cash used in investing activities	**(2,235,892)**	(1,560,060)	**(7,574,892)**	(7,157,849)
FINANCING ACTIVITY				
Shares issued	**157,800**	244,700	**22,258,990**	7,999,337
Cash provided by financing activity	**157,800**	244,700	**22,258,990**	7,999,337
(Decrease) increase in cash and cash equivalents during the period	**(2,386,275)**	(1,456,955)	**13,578,809**	83,065
Cash and cash equivalents at beginning of period	**18,557,672**	5,636,019	**2,592,588**	4,095,999
Cash and cash equivalents at end of period	**$ 16,171,397**	$ 4,179,064	**$ 16,171,397**	$ 4,179,064
Cash and cash equivalents consist of:				
Cash	**$ 16,171,397**	$ 286,526	**$ 16,171,397**	$ 286,526
Short-term investments	**-**	3,892,538	**-**	3,892,538
Cash and cash equivalents at end of period	**$ 16,171,397**	$ 4,179,064	**$ 16,171,397**	$ 4,179,064

Supplemental Cash Flow Information *note 6*

See accompanying notes to consolidated financial statements

Nine months ended September 30, 2006 and 2005
Unaudited

1/ SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2005 and these financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three month and nine month periods ended September 30, 2006 and 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

2/ RESOURCE PROPERTIES

For the nine month period ended September 30, 2006:

	Timmins West	Vogel	Schumacher	Blakelock	DeSantis	Other[1]	Total
Balance, beginning of period	$62,925,459	$3,612,506	$ 45,000	$ 36,924	$ 450,349	$2,975,221	$70,045,459
Property acquisition, assessment and maintenance	16,730	71,016	629	72,215	204,181	73,657	438,428
Analytical	248,401	14,899	23,134	41,000	60,189	12,880	400,503
Geophysics	4,248	–	–	116,154	–	70,876	191,278
Geology	555,626	61,116	114,123	96,840	154,862	114,728	1,097,295
Drilling	3,540,601	243,210	489,739	447,438	377,536	138,608	5,237,132
Project administration	217,049	882	882	314	925	871	220,923
Québec refundable tax credits	–	–	–	–	–	95,278	95,278
Balance, end of period	$67,508,114	$4,003,629	$673,507	$810,885	$1,248,042	$3,482,119	$77,726,296

[1] Includes: Bazooka ($767,148); Thunder Creek ($1,119,856); Abitibi ($654,409); Price ($235,359); Lacey Lake ($171,156); Noranda North ($153,416); Miscellaneous ($380,775).

For the year ended December 31, 2005:

	Timmins West	Vogel	Thunder Creek	Bazooka	DeSantis	Other[1]	Total
Balance, beginning of period	$58,227,434	$ –	$ 771,839	$623,760	$ –	$2,025,685	$61,648,718
Property acquisition, assessment and maintenance	42,268	3,123,898	100,770	–	137,690	100,445	3,505,071
Analytical	237,556	33,585	15,145	13,637	11,989	20,042	331,954
Geophysics	–	2,009	265	–	4,840	115,093	122,207
Geology	761,214	94,987	30,073	71,437	127,873	351,477	1,437,061
Drilling	3,757,046	352,474	159,513	348,380	162,904	64,020	4,844,337
Project administration	139,274	5,553	–	1,856	5,053	–	151,736
Québec refundable tax credits	–	–	–	(352,279)	–	(127,395)	(479,674)
Adjustment related to Holmer acquisition	(239,333)	–	–	–	–	–	(239,333)
Resource property costs written off	–	–	–	–	–	(1,276,618)	(1,276,618)
Balance, end of year	$62,925,459	$3,612,506	$1,077,605	$706,791	$450,349	$1,272,749	$70,045,459

[1] Includes: Noranda North ($141,764); Abitibi ($576,767); Price ($101,148); Lacey Lake ($162,260); Miscellaneous ($290,810).

3/ SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the nine months ended September 30, 2006 and the year ended December 31, 2005, changes in issued share capital were as follows:

Issued and outstanding	September 30, 2006 Shares	Amount	December 31, 2005 Shares	Amount
Balance, beginning of period	**82,080,751**	**$ 61,214,693**	70,295,022	$ 51,708,202
Private placement – net of share issue costs of $1,016,317 (net of future income taxes of $547,000) (2005 – $559,346)	**9,317,073**	**18,983,629**	9,020,000	7,447,154
Exercise of warrants	**1,595,870**	**2,493,611**	1,635,451	1,108,129
Exercise of options (including transfer of $947,054 (2005 – $695,708) from contributed surplus)	**2,228,167**	**2,275,806**	1,746,945	1,603,791
Issued in exchange for resource properties	**58,852**	**119,500**	200,000	173,250
Own shares cancelled	–	–	(816,667)	(825,833)
Balance, end of period	**95,280,713**	**$ 85,087,239**	82,080,751	$ 61,214,693

On February 13, 2006, the Company completed a bought deal financing pursuant to which it received gross proceeds of $20 million from the sale of 2 million flow through shares at $2.50 per share and 7,317,073 common shares at $2.05 per share. The agents received a cash commission equal to 6% of gross proceeds.

In March 2006, Lake Shore's Board of Directors adopted a shareholder rights plan (the "Rights Plan") to encourage the fair treatment of shareholders in the event of a take-over bid.

The Rights Plan, details of which are provided in the Company's Management Information Circular dated March 21, 2006 and filed on SEDAR, will provide the directors and the shareholders more time to consider fully any unsolicited take-over bid. The plan was adopted at Lake Shore's Annual and Special Meeting of Shareholders in May 2006.

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 per share for gross proceeds totalling $8,006,500. The underwriters received $480,390 in cash and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

c) Stock Options

As at September 30, 2006, the Company had 5,504,333 stock options outstanding, of which 5,404,333 were exercisable.

	September 30, 2006		December 31, 2005	
	Number of options	**Weighted-average exercise price**	Number of options	Weighted-average exercise price
Outstanding at beginning of period	**7,597,500**	**$ 0.77**	5,236,111	$ 0.52
Granted to consultants and employees	**160,000**	**$ 2.05**	4,185,000	$ 0.98
Exercised/cancelled	**(2,253,167)**	**$ 0.62**	(1,823,611)	$ 0.53
Outstanding at end of period	**5,504,333**	**$ 0.87**	7,597,500	$ 0.77
Exercisable at end of period	**5,404,333**	**$ 0.85**	7,110,000	$ 0.73

d) Stock-Based Compensation

As a result of stock options vesting during the nine month period ended September 30, 2006, the Company recorded $380,207 (September 30, 2005 – $1,258,516) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $1.02 (September 30, 2005 – $0.40) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 66% (September 30, 2005 – 70%); risk free interest rate of 4.0% (September 30, 2005 – 3.5%); and expected life of 3.5 years (September 30, 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

The Company has 132,000 warrants outstanding with an exercise price of $0.80 expiring on March 31, 2007.

f) Contributed Surplus

	Nine months ended September 30, 2006	Year ended December 31, 2005
Balance, beginning of period	$ 4,059,622	$ 2,974,414
Stock-based compensation	380,207	1,780,916
Stock options exercised	(947,056)	(695,708)
Balance, end of period	$ 3,492,773	$ 4,059,622

4/ RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2006, the Company paid a total of $120,375 and $371,700, respectively, on account of consulting and management services provided by directors and a director who is also an officer, compared to $67,150 and $170,513 during the same periods in 2005. In addition, during the three and nine month periods ended September 30, 2006 and 2005, there were fees of $9,000 and $27,000, respectively, paid to Southwestern Resources Corp., ("Southwestern"), a company which provides administrative services under the terms of an administrative services agreement. As at September 30, 2006, there was $3,558 (December 31, 2005 – $2,835) owing to Southwestern.

5/ INCOME TAXES

As a result of the tax benefits of deductible expenses and share issue costs incurred during the nine month period ended September 30, 2006, the Company recorded a reduction in future income tax of $884,000. The reduction is comprised of $337,000 recorded as a recovery of income tax in the statement of loss and deficit and $547,000 recorded as an adjustment to share capital.

As well, tax deductions related to funds raised in 2005 from an issue of flow through shares were renounced in 2006 which resulted in a $1,752,000 (September 30, 2005 – nil) reduction in shareholders' equity with a corresponding charge to future income tax liability.

6/ SUPPLEMENTAL CASH FLOW INFORMATION

During the nine months ended September 30, 2006, the Company issued 58,852 common shares, valued at $119,500, pursuant to the DeSantis and Northeast Price property agreements. Pursuant to the DeSantis and Vogel property agreements, the Company issued 175,000 common shares valued at $137,000 during the period ended September 30, 2005.

7/ SUBSEQUENT EVENT

Pursuant to an agreement dated February 14, 2003 (the "Abitibi Agreement") between Inco

Limited ("Inco") and Aurora Platinum Corp., Inco acquired the right to a net smelter return royalty (the "Abitibi Royalty") in respect of certain properties acquired by Lake Shore (the "Abitibi Properties") utilizing Inco data. The Abitibi Properties include Timmins West, Thunder Creek, Blakelock, Bazooka, Noranda North, Drouet and Cameron East properties. On November 3, 2006, Lake Shore and Inco signed an agreement whereby Lake Shore will purchase the Abitibi Royalty by paying to Inco $1 million in cash and issuing 350,000 Lake Shore common shares within 10 days of approval of the transaction by the TSX Exchange. Upon payment by Lake Shore and issuance of shares, Inco will have no further rights in respect of the Abitibi Properties.

LAKE SHORE GOLD CORP.
LSG | TSX

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, British Columbia
Canada V7Y 1C6

T: 604 669 3533
F: 604 688 5175

www.lsgold.com
info@lsgold.com